UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934



                           Adaptive Solutions, Inc.
                               (Name of Issuer)


                                 Common Stock
                        (Title of Class of Securities)

                                   00650P107
                                (CUSIP Number)

                                 Joyce P. Haag
                              Corporate Secretary
                             Eastman Kodak Company
                               343 State Street
                          Rochester, New York  14650
                                (716) 724-4368



No filing fee is required in connection with this statement.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                     (Continued on the following page(s))
                               Page 1 of 4 Pages

CUSIP No.  00650P107                                        Page 2 of 4 Pages

___________________________________________________________________________
(1)         NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Eastman Kodak Company
            16-0417150
_________________________________________________________________________
(2)         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                      (a)   / /
                                                      (b)   / /
___________________________________________________________________________
(3)         SEC USE ONLY

___________________________________________________________________________
(4)         SOURCE OF FUNDS

            OO,WC
___________________________________________________________________________
(5)         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)                                      / /

___________________________________________________________________________
(6)         CITIZENSHIP OR PLACE OF ORGANIZATION

            New Jersey
___________________________________________________________________________
                                (7)       SOLE VOTING POWER

                                          274,443
___________________________________________________________________________
NUMBER OF SHARES                (8)       SHARED VOTING POWER
BENEFICIALLY OWNED BY                     330,549
EACH REPORTING PERSON
___________________________________________________________________________
WITH                            (9)       SOLE DISPOSITIVE POWER

                                          274,443
___________________________________________________________________________
                                (10)      SHARED DISPOSITIVE POWER
                                          330,549
___________________________________________________________________________
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        604,992
___________________________________________________________________________
(12)    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions)                                               / /

___________________________________________________________________________
(13)    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        8.33%
___________________________________________________________________________
(14)    TYPE OF REPORTING PERSON (See Instructions)

        CO
___________________________________________________________________________

Cusip No. 00650P107                                    Page 3 of 4 Pages

Item 1.  Security and Issuer.

        This Schedule 13D relates to shares of the Common Stock, no par value ("Common Stock") of Adaptive Solutions, Inc. (the "Issuer"). The Issuer's principal executive office is located at 1400 N.W. Compton Drive, Suite 340, Beaverton, Oregon 97006.

Item 2.  Identity and Background.

        This Schedule 13D is submitted by Eastman Kodak Company ("Kodak"), a corporation formed under the laws of the State of New Jersey. Kodak's executive office address is 343 State Street, Rochester, New York 14650.

 Item 3.  Source and Amount of Funds or Other Consideration

        On October 30, 1997, Kodak acquired 274,443 shares of the Common Stock in partial consideration of the sale to the Issuer of Kodak's optical character recognition ("OCR") business. Kodak also owns an indirect beneficial interest in an additional 330,549 shares of Common Stock as the limited partner of Aperture Associates, L.P., a Delaware limited partnership formed for investment purposes. Kodak holds a 99% interest in Aperture Associates, L.P. which was funded principally from Kodak's working capital. Based on Form 13G filed by Aperture Associates, L.P., the partnership owned 333,888 shares of Common Stock as of February 14, 1997. As a result of Kodak's 99% interest in Aperture Associates, L.P., it has a 99% interest in the Common Stock held by Aperture, or approximately 330,549 shares.

Item 4. Purpose of the Transaction

        Kodak acquired 274,443 shares of the Issuer's Common Stock in partial consideration for the sale to the Issuer of Kodak's OCR business. Kodak has no current intention to seek to influence the management of the Issuer or ownership of the Issuer's assets or securities or to affect any other extraordinary corporate transaction. Kodak expects to sell the Common Stock which it holds directly from time to time after the effectiveness of a registration statement with respect thereto. Kodak acquired its limited partnership interest in Aperture Associates, L.P., and thereby acquired a beneficial ownership in approximately 330,549 shares of Common Stock attributable to its 99% interest, for investment purposes.

Item 5.  Interest in Securities of the Issuer

        Kodak holds the ownership with power to vote and dispose of 274,443 shares of Common Stock of the Issuer. Kodak acquired these shares of Common Stock upon the closing of the sale of its OCR business to the Issuer on October 30, 1997 pursuant to the terms of an Asset Purchase Agreement (the "Agreement"), dated October 28, 1997, between Kodak and the Issuer.

        Kodak has an indirect beneficial ownership interest in a approximately 330,549 additional shares of Common Stock though its 99% limited partnership interest in Aperture Associates, L.P. As a limited partner, Kodak has no power to vote or dispose of the Common Stock, however, one of the three general partners of Aperture Associates, L.P. is an employee of Kodak. Kodak has no actual knowledge of any intention on the part of Aperture Associates, L.P. to sell the Common Stock it holds, however, the partnership may do so at any time and from time to time if the general partners deem such action in the best interests of the partnership.

        In the aggregate, Kodak's beneficial ownership in 604,992 shares of Common Stock constitutes an approximately 8.33% interest in the Issuer, based upon the Issuer's 7,262,307 outstanding shares of Common Stock.

Cusip No. 00650P107                                     Page 4 of 4 Pages



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        Kodak and the Issuer entered into the Agreement pursuant to which Kodak sold its OCR business to the Issuer for a price of approximately $1 million paid in a combination of cash, a note, the 274,443 shares of Common Stock, and future royalties. In consideration of Kodak's agreement to accept a portion of the purchase price in stock, the Issuer agreed to file a registration statement by November 29, 1997 with respect to the resale of the stock and, to preserve the intended price for the OCR business, to reimburse Kodak for the difference between the net proceeds of Kodak's sale of the Common Stock and $333,333 if Kodak sells all of the Common Stock within twelve months after the effective date of the registration statement. Kodak agreed not to sell more than 25,000 shares of the Common Stock per week and the Issuer agreed to remain a reporting company and comply with the reporting requirements under the Securities Exchange Act of 1934 until December 31, 1999. Kodak and the Issuer have a variety of ongoing service and supply agreements covering products related to the OCR business but they do not affect Kodak's interest in the Common Stock.


Item 7.  Material to Be Filed as Exhibits

        Asset Purchase Agreement, dated October 28, 1997, between Kodak and the Issuer.

Signature

        After reasonable inquiry and to the best of the undersigned's knowledge and belief the undersigned certify that the information set forth in this statement is true, complete and correct.

November 12, 1997                         EASTMAN KODAK COMPANY


                                          By: /S/ JOYCE P. HAAG
                                          -------------------------
                                              Joyce P. Haag
                                                Secretary